UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 8-K
CURRENT REPORT Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 12, 2011

WYNDSTORM CORP
(Exact name of registrant as specified in its charter)

NEVADA	0-19705	13-3469932
(State of Incorporation)	(Commission file #)	(IRS EIN)

2236 Cathedral Avenue, Washington DC 20008
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: 202 491 4550

(Former name or former address, if changed since last report.)

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.03   Bankruptcy

On October 7, 2011 registrant filed for chapter 7 bankruptcy at the United States Bankruptcy Court for the District of Columbia, E. Barrett Prettyman United States Courthouse, 333 Constitution Avenue, Washington DC, 20001, case number 11-00753. This corporation can be dissolved as a result of this action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 12, 2011

 

WYNDSTORM CORP
(Registrant)

(Signature)
Thomas Kerns McKnight
Secretary, Treasurer and General Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 8-K

CURRENT REPORT Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 12, 2011

WYNDSTORM CORP

(Exact name of registrant as specified in its charter)

NEVADA	0-19705	13-3469932
(State of Incorporation)	(Commission file #)	(IRS EIN)

2236 Cathedral Avenue, Washington DC 20008
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: 202 491 4550

(Former name or former address, if changed since last report.)

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.03   Bankruptcy

On October 7, 2011 registrant filed for chapter 7 bankruptcy at the United States Bankruptcy Court for the District of Columbia, E. Barrett Prettyman United States Courthouse, 333 Constitution Avenue, Washington DC, 20001, case number 11-00753. This corporation can be dissolved as a result of this action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WYNDSTORM CORP
(Registrant)

Date: October 12, 2011

 

(Signature)
Thomas Kerns McKnight
Secretary, Treasurer and General Counsel